INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

January 6, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Robinson Opportunistic Income Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 31, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to Robinson Opportunistic Income Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below.

PROSPECTUS

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Prior Performance for Similar Accounts Managed by the Portfolio Manager

1.	The inclusion of prior performance for similar accounts managed by a sub-advisor can only be included under the same facts and representations of either the Nicholas-Applegate II no-action letter or the Bramwell no-action letter. Please explain further how the Robinson Income and Principal Preservation Fund I LP’s (the “RIPPF Fund”) and the Fund have substantially similar investment objectives, policies, strategies, risks, guidelines and restrictions given the RIPPF Fund’s name that seeks income and principal preservation and the Fund’s use of tactical trading strategies.

Response:  As with the Fund, the investment strategy of the RIPPF Fund was to achieve income primarily by investing in closed-end funds and exchange-traded funds which in turn have portfolios of income-generating securities.  The RIPPF Fund also implemented the use of tactical trading strategies, including derivatives, to attempt to enhance the portfolio’s total return, and used hedging strategies to mitigate against certain risks of the portfolio such as interest rate risk.

The tactical trading strategies of the RIPPF Fund are expected to be the same or substantially similar to those of the Fund.  Like the Fund, the RIPPF Fund implemented hedging strategies to lower duration and attempt to mitigate interest rate risk.   If rates rise, bonds typically fall in price.  If you have a hedge against rising rates you can help offset that loss; hence the concept of “preservation” in the name of the RIPPF Fund.   The Fund expects to implement the same or substantially similar hedging strategies as part of its investment strategy.

Therefore, the Registrant believes the investment objectives, policies, strategies, risks, guidelines and restrictions of the RIPPF Fund were, in all material respects, substantially similar to those of the Fund.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake

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